   As filed with the Securities and Exchange Commission on October 18, 2001


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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                  SCHEDULE TO
                                 (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               -----------------

                      Applied Micro Circuits Corporation
        (Name of Subject Company (Issuer) and Filing Person (Offeror))

                               -----------------

          Options to purchase Common Stock, par value $.01 per share, with an exercise price equal to or greater than $20.00 per share
                        (Title of Class of Securities)

                               -----------------

                                  03822W 10 9
        (CUSIP Number of Class of Securities (Underlying Common Stock))

                               -----------------

                              William E. Bendush
              Senior Vice President, Finance and Administration,
                          and Chief Financial Officer
                      Applied Micro Circuits Corporation
                              6290 Sequence Drive
                          San Diego, California 92121
                                (858) 450-9333
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Person)

                                   Copy to:
                             D. Bradley Peck, Esq.
                              Cooley Godward LLP
                              4401 Eastgate Mall
                          San Diego, California 92121
                                (858) 550-6000

                           CALCULATION OF FILING FEE

                Transaction Valuation    Amount of Filing Fee(1)
                   Not applicable            Not applicable
(1)A filing fee is not required as the filing relates solely to preliminary communications made before the commencement of a tender offer.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:  Not           Filing party: Not applicable
          applicable
          Form or Registration No.: Not          Date filed:   Not applicable
          applicable

[X]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [_]third party tender offer subject to Rule 14d-1.

    [X]issuer tender offer subject to Rule 13e-4.

    [_]going-private transaction subject to Rule 13e-3.

    [_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


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

Items 1-11, 13.

   Not applicable.

Item 12. Exhibits.

99.1 Press Release dated October 18, 2001.

99.2 E-Mail dated October 18, 2001 from David M. Rickey.

99.3 Offer to Exchange Outstanding Options to Purchase Common Stock (Preliminary--Subject to
     Completion).

                               INDEX TO EXHIBITS

Exhibit
Number  Description
------  -----------
 99.1   Press Release dated October 18, 2001.

 99.2   E-Mail dated October 18, 2001 from David M. Rickey.

 99.3   Offer to Exchange Outstanding Options to Purchase Common Stock (Preliminary--Subject to
        Completion).

                                      1